Thursday, November 20th, 2003

NEWS RELEASE

NNO – TSX

NORTHERN ORION ANNOUNCES $11,136,000 SHARE OF GROSS
OPERATING CASH FLOW FROM ALUMBRERA IN THIRD QUARTER

Northern Orion Resources Inc. (the “Company”) is pleased to announce results its first quarter of full operational contribution from its 12.5% interest in the Bajo de la Alumbrera (“Alumbrera”) copper and gold mine in Argentina. From July 1, 2003 to September 30, 2003 the highlights of the Company’s third quarter financials are:

  Attributable share of operating cash flow (before interest, depletion, depreciation, amortization and tax) from Alumbrera of $11,136,000 on sales of $21,690,000, compared with zero in the same period a year ago.

  Attributable share of production from Alumbrera totaled 13,298,600 pounds of copper and 19,700 ounces of gold, up from zero in the same period last year.

  Total cash cost (net of gold byproducts) of US$0.088 per pound of copper with average realized prices for copper and gold of US$0.79 per pound and $362 per ounce respectively.

  Subsequent to the quarter end, the Company was advised that its net cash distribution from Alumbrera for the period from June 1, 2003 to November 30, 2003 is US$7,491,000 and will be received at the end of November 2003.

The Company’s interest in Alumbrera has contributed $3,913,000 or $0.04 per share towards earnings in the three months ended September 30, 2003 (“Quarter 2003”). There is no comparative income for the three months ended September 30, 2002 (“Quarter 2002”). The Company recorded earnings of $1,839,000 or $0.02 per share in Quarter 2003, compared to a loss of $693,000 or ($0.04) per share in Quarter 2002.

“This dramatic turn around in the financial position of Northern Orion clearly supports the acquisitions that we have made in 2003. Alumbrera is demonstrably one of the most profitable mines in the world and we are very pleased with its ongoing operational performance.” commented David Cohen, President and CEO of NNO. “We will apply a portion of the cash received from Alumbrera to reduce our outstanding debt and advance the development of Agua Rica”.

Northern Orion is a mid-tier copper and gold producer with significant projected cash flow. With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next ten years which could be applied to bringing Agua Rica into production without further equity dilution at current commodity prices.

“David Cohen”
David Cohen, President and CEO

For more information contact:

INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: 1-866-608-9970
Email: info@northernorion.com